Filed by Zendesk, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Form S-4 File No.: 333-261512

Zendesk Announces Date of Fourth Quarter 2021 Financial Results and Date of Special Meeting to Approve Acquisition of Momentive

January 05, 2022 08:15 AM Eastern Standard Time

SAN FRANCISCO—(BUSINESS WIRE)—Zendesk, Inc. (NYSE: ZEN) today announced that it will release financial results for the fourth fiscal quarter ending December 31, 2021 following the close of the U.S. markets on Thursday, February 10, 2022.

Zendesk will host a live video webcast at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time) on Thursday, February 10, 2022 to discuss the results. The live video webcast can be accessed through Zendesk’s investor relations website at https://investor.zendesk.com. A replay of the webcast will be available for 12 months.

Special Meeting to Approve Acquisition of Momentive

As announced on October 28, 2021, Zendesk and Momentive Global Inc. entered into a definitive agreement pursuant to which Zendesk will acquire Momentive in an all-stock transaction. The terms of the agreement provide for Momentive stockholders to receive 0.225 shares of Zendesk stock for each share of Momentive stock. The proposed transaction is subject to approval by stockholders of both Zendesk and Momentive, as well as other customary closing conditions. Zendesk and Momentive have each separately scheduled a special meeting of their respective stockholders to be held on February 25, 2022 to approve the transaction. Zendesk and Momentive stockholders of record as of the close of business on January 3, 2022 will be entitled to receive notice of, and to vote at, the applicable special meeting of stockholders.

About Zendesk—Champions of Customer Service

Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 5,000 people across the world. Learn more at www.zendesk.com.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Zendesk and Momentive and also constitutes a prospectus of Zendesk with respect to shares of Zendesk common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (when available) and WHITE proxy card of Zendesk or WHITE proxy card of Momentive, as applicable, will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com/ir-home/default.aspx or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive Global Inc. at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. Additional information regarding the interests of the participants in the proxy solicitations is contained in the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Investor Contact:

Jason Tsai, +1 415-997-8882

ir@zendesk.com

Or

Additional Investor Contact:

MacKenzie Partners, Inc.

Dan Burch/Bob Marese,+1-212-929-5500

dburch@mackenziepartners.com/bmarese@mackenziepartners.com

Media Contacts:

Marissa Tree, +1 415-609-4510

press@zendesk.com

Or

John Christiansen +1 415-618-8750

Robin Weinberg +1 212-687-8080

Sard Verbinnen & Co

Zendesk-SVC@sardverb.com